Exhibit 99.(d)(2)(E)(ii)

Execution Copy

Amended Schedule A

To the

American Beacon Funds

Investment Advisory Agreement

Among

American Beacon Funds

American Beacon Advisors, Inc.

and

Hotchkis and Wiley Capital Management LLC

American Beacon Funds (the “Trust”) shall pay compensation to Hotchkis and Wiley Capital Management LLC (the “Adviser”) pursuant to Section 4 of the Investment Advisory Agreement among the Trust, American Beacon Advisors, Inc. and the Adviser for rendering investment management services with respect to the American Beacon Large Cap Value Fund, American Beacon Balanced Fund, and American Beacon Small Cap Value Fund in accordance with the following annual percentage rates:

I.	Large Cap Value Portfolio

American Beacon Large Cap Value Fund and

American Beacon Balanced Fund Assets

0.60% on the first $10 million

0.50% on the next $40 million

0.30% on the next $100 million

0.20% on the next $250 million

0.15% on the next $400 million

0.125% on the next $650 million

0.15% on all excess assets

In calculating the amount of assets under management solely for the purpose of determining the applicable percentage rate for Large Cap Value Portfolio assets, there shall be included all other assets managed by the Investment Manager on behalf of other clients of American Beacon Advisors, Inc., except for the Small Cap Value Portfolio and Small Cap Diversified Value Portfolio

II.	Small Cap Value Portfolio

American Beacon Small Cap Value Fund

0.50% on the first $100 million

0.45% on the next $150 million

0.40% on all excess assets

The fee rate to be charged for the Small Cap Value Portfolio will commence with the applicable tier of the Small Cap Value Portfolio fee schedule after taking into consideration the Small Cap Value Portfolio managed by the Investment Manager on behalf of other clients of American Beacon Advisors, Inc.

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III.	Small Cap Diversified Value Portfolio

American Beacon Small Cap Value Fund

0.40% on the first $100 million

0.35% on the next $100 million

0.30% on all excess assets

The fee rate will be applied only for the Small Cap Diversified Value Portfolio and assets of the other portfolios will not be taken into consideration.

If the management of a Portfolio commences or terminates at any time other than the beginning or end of a calendar quarter, or month, the fee shall be prorated based on the portion of such calendar quarter or month, as applicable, during which the Agreement was in force.

To the extent that a Portfolio invests all of its investable assets (i.e., securities and cash) in another investment company, however, no portion of the advisory fee attributable to the Portfolio as specified above shall be paid for the period that the Portfolio’s assets are so invested.

DATED: as of __13th ___ day of _Sept_, 2017

Hotchkis and Wiley Capital Management LLC			American Beacon Advisors, Inc.
By:	/s/ Anna Marie Lopez	By:	/s/ Jeffrey K. Ringdahl
Name:	Anna Marie Lopez		Jeffrey K. Ringdahl
Title:	Chief Operating Officer		Chief Operating Officer

American Beacon Funds
By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President
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